June 26, 2014

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Matthew Crispino, Staff Attorney

Re: Perion Network Ltd.

Registration Statement on Form F-3
Filed on May 8, 2014
File No. 333-195794 (the "Form F-3")

Form 20-F for Fiscal Year Ended December 31, 2013
Filed on April 10, 2014
File No. 000-51694 (the "Form 20-F")

Form 6-K furnished on April 18, 2014
File No. 000-51694

Dear Mr. Crispino:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 4, 2014, regarding the captioned filings by Perion Network Ltd. (the “Company”).

For reference purposes, the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response.

Registration Statement on Form F-3

General

1.	Please provide us with the analysis that supports your conclusion that you are a foreign private issuer and, thus, eligible to use Form F-3. Refer to Rule 405 of Regulation C.

Response

The Company respectfully advises the Staff that the Company is a non-governmental Israeli company and that as of June 30, 2013, the majority of the executive officers or directors of the Company were not United States citizens or residents, more than 50 percent of the assets of the Company were located out of the United States and the business of the Company was administered principally in Israel. As a result, pursuant to Rule 405 of Regulation C, the Company is a foreign private issuer.

2.
We note that the registration statement includes large amounts of shares being offered for resale by affiliates of the registrant, including Messrs. Shilo and Erez and Benchmark Israel II L.P. Because of the size and nature of the transaction being registered compared to the number of your outstanding shares held by non-affiliates, it is unclear whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4). Please tell us why the offering should not be viewed as an indirect, primary transaction and why the selling shareholders should not be viewed as underwriters. Refer to Interpretation 612.09 in our Security Act Rules Compliance and Disclosure Interpretations, available on our website.

Response

For the reasons described below, the Company respectfully advises the Staff that it believes that none of the affiliates of the Company should be viewed as a statutory underwriter pursuant to Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and that the offering should not be viewed as an indirect, primary offering.

Background

On September 16, 2013, the Company entered into a Share Purchase Agreement (the "Share Purchase Agreement") with Conduit Ltd., an Israeli company (“Conduit”), and ClientConnect Ltd., an Israeli company (“ClientConnect”), which resulted from a spin-off by Conduit of its ClientConnect business (the “Conduit Split”), providing for the acquisition by the Company of all the outstanding shares of ClientConnect in exchange for our ordinary shares (the “ClientConnect Acquisition”).  Upon the consummation of the ClientConnect Acquisition, which took place on January 2, 2014, each ClientConnect ordinary share was exchanged for approximately 0.2387 of our ordinary shares, as a result of which ClientConnect became a wholly owned subsidiary of ours. Accordingly, we issued approximately 54.7 million of our ordinary shares to the ClientConnect shareholders. Immediately following the closing, we were owned approximately 81% by the former ClientConnect shareholders and option holders and 19% by our pre-closing shareholders and option holders, on a fully diluted basis (as defined in the Share Purchase Agreement). As a result, the major shareholders of ClientConnect (who are also the major shareholders of Conduit) became major shareholders of the Company. Pursuant to the terms of the Share Purchase Agreement, the Company undertook to register the shares held by affiliates issued in the ClientConnect Acquisition for resale on a shelf registration statement on Form F-3.

As more fully described in Item 10.C of the Form 20-F under "Agreements Relating to the ClientConnect Acquisition—Lock-up Arrangements", all of the former ClientConnect shareholders are subject to lock-up arrangements with respect to the ordinary shares issued to them at the closing of the ClientConnect Acquisition (the “Contractual Lock-up”), pursuant to which each of them will not be permitted to sell, offer to sell, grant any option to purchase or otherwise transfer or dispose of (each, a "transfer") any of such shares during the initial six-month period ending on July 2, 2014. From July 3, 2014 to January 2, 2016, each such shareholder will be permitted to transfer up to 10% of such shareholder's shares that are subject to the Contractual Lock-up. Each such holder will be permitted to sell a higher percentage of such holder's shares during such 18-month period if the Company's shares trade at certain pre-defined price levels, namely, 33% if the prevailing market price is $15.00 per share, 67% if the prevailing market price is $18.50 per share and 100% if the prevailing market price is $22.00 per share.  The Contractual Lock-up may be relaxed sooner in certain circumstances, but the effectiveness of the Form F-3 does not automatically result in such a relaxation.

In addition, as more fully described in Item 10.C of the Form 20-F under "Agreements Relating to the ClientConnect Acquisition—Tax-related Restrictions", pursuant to a tax ruling issued by the Israeli Tax Authorities, the tax events with respect to Conduit and its shareholders arising from the Conduit Split and the ClientConnect Acquisition will be deferred until the sale of the Company’s ordinary shares issued at the closing of the ClientConnect Acquisition by any holder thereof or the sale of the assets or shares of ClientConnect by the Company. As a condition of this tax deferral, under Israeli tax law, Ronen Shilo, Dror Erez and Zack and Orli Rinat (the "Major Israeli Shareholders") are required to comply with various restrictions until December 31, 2015, including prohibitions on sale of 10% or more of their shares in the Company (the “Tax Lock-up”).  In the event of a violation of the foregoing restrictions by any of the Major Israeli Shareholders, Conduit, its shareholders and ClientConnect would be subject to tax on any gains derived from the Conduit Split and the ClientConnect Acquisition, which would otherwise be deferred under the tax ruling, and the breaching Major Israeli Shareholder would be required to indemnify the injured parties for the damages caused by such breach. This provides a significant disincentive for the Major Israeli Shareholders to violate the Tax Lock-up. Accordingly, even though all the shares held by the Major Israeli Shareholders are being registered at this time pursuant to the Form F-3, 90% of such shares are effectively locked up through the end of 2015.  In contrast to the Contractual Lock-up, the Tax Lock-up is not subject to early relaxation.

The Contractual Lock-up and the Tax Lock-up are referenced in the "Selling Shareholders" section of the Form F-3, and the Company has added a description of these restrictions in the  "Plan of Distribution" section.

Staff Guidance

Section 2(a)(11) of the Securities Act defines an “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The Staff’s Compliance and Disclosure Interpretation 128.04 provides that the analysis of whether a selling shareholder is an underwriter with respect to resales of such shares “depends on the particular facts and circumstances of the particular case.” The Staff issued further guidance in Compliance and Disclosure Interpretation 612.09, which provides a list of six factors that should be considered when evaluating whether a selling shareholder is a statutory underwriter. Specifically, this guidance states that “[c]onsideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Analysis

Each of the six factors of Compliance and Disclosure Interpretation 612.09 is discussed below.

1) How long the selling shareholders have held the shares.

As described above, all of the selling shareholders received their shares of the Company at the closing of the ClientConnect Acquisition on January 2, 2014 and are subject to the Contractual Lock-up, which prohibits the resale of their shares for a period of between six and 24 months, and the three Major Israeli Shareholders are subject to the Tax Lock-up for a period of 24 months. These facts demonstrate that the shareholders acquired the shares with an intention to hold them as an investment and not as underwriters with an intent to distribute the shares.

2) The circumstances under which the selling shareholders received the shares.

As described above, the selling shareholders received their shares of the Company at the closing of the ClientConnect Acquisition on January 2, 2014 in exchange for their shares in ClientConnect. Such ClientConnect shares were issued at the closing of the Conduit Split on December 31, 2013, on a pro rata basis, to the shareholders of Conduit, who were issued their Conduit shares in bona fide transactions as founders of or investors in Conduit. In a typical underwritten offering, the issuer issues securities to the underwriter for cash and compensates the underwriter for its selling efforts and for bearing market risk. In this case, the selling shareholders did not acquire the shares of the Company for cash and were not compensated to resell them. Rather, the selling shareholders acquired the shares in consideration for the sale of their ClientConnect business. We believe the facts surrounding the share exchange and issuance of the shares to these shareholders do not support a conclusion that any of these shareholders acquired the shares for the purpose of distributing them on behalf of the Company.

3) The selling shareholders’ relationship to the issuer.

None of the selling shareholders has any relationship with the Company other than (i) by ownership of Company shares issued at the closing of the ClientConnect Acquisition, (ii) Dror Erez and Roy Gen became members of the Company’s Board of Directors upon the closing of the ClientConnect Acquisition, as required by the terms of the Share Purchase Agreement, and (iii) indirectly through Conduit since the Company is party to several arm's-length agreements with Conduit, as described in Items 7.B and 10.C of the Form 20-F, and all of the selling shareholders are shareholders of Conduit and some are officers or directors of Conduit.  The Company does not have an underwriting relationship with any of the selling shareholders. The selling shareholders are included as such in the Form F-3 pursuant to the Registration Rights Undertaking signed by the Company at the closing of the ClientConnect Acquisition on January 2, 2014. The registration rights were not granted by the Company for the purposes of conducting a distribution of the Company's shares through the selling shareholders. The Registration Rights Undertaking, which is desribed in Item 10.C of the Form 20-F under "Agreements Relating to the ClientConnect Acquisition—Registration Rights Undertaking", is on terms that are typically found in such transactions. To the extent these shareholders sell shares pursuant to the Form F-3, the shareholders will retain all proceeds therefrom, and the Company will not receive any of the proceeds therefrom.

4) The amount of shares to be sold by the selling shareholders.

As of May 31, 2014, the Company had 67,483,603 ordinary shares outstanding, and the Form F-3 seeks to register the resale of 45,005,944 shares. This large number stems from the large size of the ClientConnect Acquisition, relative to the size of the Company at that time, and not from a desire of the Comany to effect a large distribution of shares.  Further, as described above, all of the shares of the selling shareholders are subject to the Contractual Lock-up, and 23,553,606 shares held by the Major Israeli Shareholders are also subject to the Tax Lock-up.

5) Whether the selling shareholders are in the business of underwriting securities.

In connection with the filing of the Form F-3, the Company received confirmation that none of the selling shareholders are registered broker-dealers or affiliates of broker-dealers, except that one of the members of Project Condor LLC is an affiliate of a broker-dealer. As discussed below in the Company's response to Staff comment no. 5, Project Condor LLC has confirmed that it received the shares to be resold in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.  The selling shareholders are not in the business of underwriting securities and are not acting on behalf of the Company with respect to the resale of the shares.

6) Whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the issuer.

The facts above do not support the conclusion that any of the selling shareholders are acting as a conduit for the Company. The shares being registered were acquired by the selling shareholders as consideration for the sale of a business, not in a financing transaction.  Moreover, as a result of the Contractual Lock-up, each of such shareholders is expected to endure the long-term market and credit risk incumbent in holding the shares.  As a result of the Tax Lock-up, this is especially the case with respect to the Major Israeli Shareholders. In contrast, underwriters typically desire to allocate shares before they are even acquired to eliminate market risk, among other reasons. None of the selling shareholders will receive a commission or other remuneration from the Company if and when their shares are sold. Instead, the selling shareholders will pay any broker-dealer fees or underwriting discounts and commission directly to any broker-dealers or underwriters, as applicable. The Company will not receive any of the proceeds from the sale of shares by the selling shareholders pursuant to the Form F-3. Accordingly, the proposed sales of shares by the selling shareholders cannot realistically be characterized as the Company indirectly selling shares into the market to raise capital. Accordingly, the Company respectfully submits that based on the totality of the facts and circumstances, none of the selling shareholders should be deemed statutory underwriters in this case.

Business Overview, page 2

3.	Please revise to describe how search services are embedded into your products.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement.

Selling Shareholders, page 7

4.
Please revise to provide the address of each person or entity offering to sell shares. Also, add a column to the table on page 8 to reflect the percentage of securities held by each selling shareholder before the offering. Refer to Item 4 of Form F-3 and Item 9.D of Form 20-F.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Registration Statement.

5.
You disclose in footnote 2 to the selling shareholder table that Project Condor LLC is an affiliate of a broker-dealer. Please confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling shareholder, please identify it in the prospectus as an underwriter. Also, we note your disclosure that voting and dispositive power over the shares to be sold by Project Condor LLC “resides with J.P. Morgan Investment Management Inc. and not with any natural persons.” Please provide us with the factual basis for the conclusion that no natural person or persons have voting or dispositive power over the shares held by Project Condor and how this determination was reached. For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretations 140.02 and 240.04.

Response

The Company respectfully advises the Staff that Project Condor has confirmed that it received the shares to be resold in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.

The Company has also been informed by Project Condor that voting and dispositive power over its shares rests with J.P. Morgan Investment Management Inc. ("JPMIM"), acting through a committee of over 30 individuals, each with an equal vote.  Accordingly, no one individual or identifiable group of individuals has such power, and JPMIM with the assistance of its counsel has determined that no individual in fact has or shares “beneficial ownership” as defined in Rule 13d-3.  Furthermore, while Project Condor is aware that the Staff has in the past issued comments seeking disclosure of the identities of individual members of investment committees, it believes that the comment would not apply to these facts.  Project Condor is also aware of a long-held exception of not applying this comment to seek such disclosure with respect to investment committees of registered investment advisors, such as JPMIM.  Project Condor noted that in the past the Staff initially issued a general comment on this subject with respect to several recent offerings, and that the Staff has been satisfied with JPMIM’s disclosure in the beneficial ownership table without identification of individual committee members, such as in the offerings of Retailmenot, Twitter and Varonis Systems.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 4. Information on the Company

B. Business Overview, page 24

6.
We note your discussion that you used “viral marketing” to promote your products in the past and began advertising as a marketing strategy in 2011. With a view toward future disclosure, please tell us the marketing channels you intend to use to attract developers and advertisers to your CodeFuel solution. Refer to Item 4.B.5 of Form 20-F.

Response

The Company respectfully advises the Staff that the Company employs two types of marketing methods, inbound and outbound.  The outbound method is accomplished by identifying software developers and sending them emails via an automated process, offering a partnership for monetization services.  The inbound method is based on a software developer or publisher seeking distribution or monetization services, through search engines or social networks, and as a result arriving at the sign-up page on the Company's website. The inbound process is supported by a proactive marketing program, including Ad-words, social media-based advertising, display advertising and other marketing venues.  The Company has added this information to the Form F-3 and will include it in future annual reports, as well.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview, page 32

7.
We note that you disclose in this section data regarding your average number of installations, number of users and number of subscribers. Please tell us whether such data are key metrics used by management to evaluate your results of operations. If so, please tell us, with a view toward future disclosure, how each metric is measured, the key trends associated with each metric and how management uses each metric to evaluate your results of operations.

Response

The Company respectfully informs the Staff that the Company's management considers the number of installations and the number of users to be key metrics.  The number of paid subscribers relates solely to the Company's legacy products and is therefore not considered a key metric following the Company's acquisition of ClientConnect in January 2014, as the legacy products now constitute a small portion of our business.  The number of installations refers to the number of computers having a unique ID onto which a product or search property of the Company or a partner of the Company has been installed, regardless of whether such product or search property is actively being used.  The number of users refers to the number of users who have actually used a product or search property of the Company or a partner of the Company as of the reporting date.  Management uses these metrics to measure the quantity and quality of its installations and users in order to assess the effectiveness of its marketing efforts.  Quality of users is measured primarily by the location of the users.  Management considers North American users to be "Tier 1", European users to be "Tier 2" and users in the rest of the world to be "Tier 3", based on the average amount of revenues generated by users in the respective regions.  As a result of the Company's focus on Tier 1 and Tier 2 regions, which tend to be more profitable, recently there has been a trend toward a decline in the quantity of installs and users, while their quality has been increasing. The Company will include a trend analysis in future annual reports.

Selling and Marketing Expenses, page 34

8.
We note your discussion of the pay-per-install model on page 7 of the Form 20-F and your statement on page 30 that your “ability to attract developers is largely dependent on our ability to pay higher rates to our publishers and developers . . . .” Please tell us, with a view toward future disclosure, whether the rates paid to publishers and developers are included under customer acquisition costs. Tell us what consideration you gave to providing a breakdown of the percentage of customer acquisition costs attributable to fees paid to publishers and developers.

Response

The Company respectfully advises the Staff that the Company's customer acquisition costs currently include the amounts paid to acquire all types of customers, including publishers and developers for the customers we acquire through them.  With respect to the Company's legacy business, which constituted the Company's entire business through 2013, all of the customer acquisition costs related to end users of the Company's products and search services. Therefore, the Company did not provide a breakdown of customer acquisition costs for 2013.  With respect to the ClientConnect business, which the Company acquired in January 2014, substantially all of the customer acquisition costs consisted of payments to publishers and developers.  Since the Company's legacy business currently accounts for less than 20% of the Company's total revenues, the substantial majority of the Company's customer acquisition costs currently consists of payments to publishers and developers.  Accordingly, the Company does not believe that providing a breakdown would be meaningful. However, in future annual reports, the Company will address the application of its customer acquisition costs.

Item 6. Directors, Senior Management and Employees

E. Share Ownership, page 53

9.	Please advise why the table on page 53 does not include all officers and directors presented in the table on page 45. Refer to Item 6.E. and the Instruction to Item 6.E of Form 20-F.

Response

The Company respectfully advises the Staff that only one of the officers and directors presented in the table on page 45, viz., Mr. Dror Erez, beneficially owns one percent or more of the Company's outstanding shares.  Accordingly, in reliance on the Instruction to Item 6.E of Form 20-F, the Company omitted the beneficial ownership information of the other officers and directors from the table set forth in Item 6.E.  The Company explained this approach in the opening sentence of Item 6.E: "The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 3, 2014 by all of our directors and executive officers as a group and by each officer and director who beneficially owns 1% or more of our outstanding ordinary shares." The Company respectfully notes that while option grants made to its chief executive officer and directors are subject to shareholder approval under Israeli law and have therefore been disclosed by the Company in proxy statements and annual reports, the individual share ownership of such persons has not been disclosed to shareholders or otherwise made public.

Item 7. Major Shareholders and Related Party Transactions

A. Related Party Transactions, page 56

10.	It does not appear that you have filed as exhibits your agreements with Conduit discussed in this section. Please advise. Refer to Item 4 of the Instructions as to Exhibits of Form 20-F.

Response

The Company respectfully advises the Staff that it did not file as exhibits its agreements with Conduit discussed in Item 7.B, as permitted by Item 4(b) of the Instructions as to Exhibits of Form 20-F, because they are immaterial in amount or significance and the Company is not substantially dependent upon any of them.

Item 10. Additional Information

C. Material Contracts, page 64

11.
We note from the risk factor disclosure on page 4 that the vast majority of your revenues from your legacy business in 2013 were derived from your search service agreements with Google Ireland Limited, APN LLC and Microsoft Online Inc. and that the majority of ClientConnect’s revenues were derived from agreements with Microsoft and Google. Please advise why you do not discuss these agreements in this section and why you have not filed these agreements, other than Conduit’s Search Services Agreement with Microsoft, as exhibits. Refer to Item 10.C. and Item 4 of the Instructions as to Exhibits of Form 20-F. Also, with a view toward future disclosure, please describe in your response letter the terms of the revenue sharing arrangements in each of the agreements.

Response

The Company respectfully advises the Staff that it did not describe its agreements with Google, APN and Microsoft under Item 10.C, as permitted by Item 10.C of Form 20-F, because they were entered into in the ordinary course of business.  Instead, the Company described these agreements in other parts of this Form 20-F, such as Item 3 -- Risk Factors and Item 4.B under "Business Overview—Search generated revenues". The Company filed as an exhibit its agreement with Microsoft, as required by Item 4(b)(ii) of the Instructions as to Exhibits of Form 20-F,  because the Company is substantially dependent on this agreement.  While the Company was substantially dependent on its agreement with Google in the past, which led the Company to file it as an exhibit to its Form 20-F in previous years, the Company's current business is not dependent on this agreement.

The Company respectfully advises the Staff that the revenue sharing terms in its search provider agreements are subject to confidentiality undertakings with the respective search providers and the disclosure of such terms would substantially damage the Company’s competitive position. For this reason, the revenue sharing terms in the Company's agreement with Google are subject to an order of the Commission, dated July 18, 2013, granting confidential treatment (Commission File No. 0-51694 - CF#29655).  The revenue sharing terms in the Company's agreement with Microsoft are among the provisions for which the Company has requested confidential treatment pursuant to its application letter to the Staff, dated April 10, 2014.  The Company believes that its agreement with APN is immaterial and therefore does not warrant detailed disclosure.

Notes to Consolidated Financial Statements

Note 8: Commitments and Contingent Liabilities

c. Legal Matters, page F-30

12.
We note your disclosure regarding your legal proceeding. If there is at least a reasonable possibility that a loss exceeding amounts already recognized have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50. Please note that similar concerns apply to your disclosure on page F-21 of exhibit 99.1 of your Form 6-K furnished on April 18, 2014.

Response

The Company respectfully advises the Staff that the outcome or range of possible loss cannot be predicted at this stage, and the Company intends to vigorously defend itself; therefore, no provision was recorded. This disclosure will be included in future filings.

Form 6-K furnished on April 18, 2014

Exhibit 99.1

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies, page F-11

13.
Please tell us how common expenses incurred to benefit both Conduit and ClientConnect, were allocated to ClientConnect Ltd. and your consideration for disclosing the allocation method. For example, we note from your disclosure on page F-10 that General and Administrative expenses were allocated to Conduit. Refer to SAB Topic 1.B.1.

Response

The Company respectfully advises the Staff that common expenses incurred to benefit both Conduit (or the "discontinued operations") and ClientConnect (or the "continued operations") were allocated based on the guidance of ASC 205 and SAB Topic 1.B.1 reflecting the SEC views that the historical income statements of a registrant should reflect all of its costs of doing business. Per the guidance of SAB Topic 1.B.1, "… in some situations a reasonable method of allocating common expenses to the subsidiary (e.g., incremental or proportional cost allocation) must be chosen because specific identification of expenses is not practicable...."

Common or shared services expenses (or the "shared services") of Conduit and ClientConnect mainly include costs  related to IT infrastructure support, finance, legal, human resources, administration and senior management, which are clear costs of doing business for operations of a similar size entity. ClientConnect’s management, which until the Conduit Split was also the management of Conduit, has not historically managed such shared services to allow a specific tracking or allocation (for example, by using a time-tracking system or other functions tracking data) of such costs between Conduit and ClientConnect, although some of the shared services are directly associated with each operation. Accordingly, ClientConnectanalyzed the historical functions, contributions and activities of such shared service resources of both the continued and discontinued operations and determined that the relative direct headcount of Conduit and ClientConnect is the most appropriate basis of allocation as it reflects the costs of doing business for operations of a similar size entity as well as the contribution of such resources by the two businesses and their relative usage. Other allocation methods considered were not deemed appropriate as they do not reflect the actual usage of the business units of the shared services or the actual costs of doing business.

ClientConnect believes that all the disclosure requirements detailed in ASC 205-20-50-1 are properly included in Notes 1 (b) and 2 (r) of the financial statements.

In future filings, the Company will include the method of allocation used for shared services expenses (based on direct costs associated, reflected by number of employees) and will state that such expenses reflect the costs of doing business.

h. Goodwill, page F-13

14.
We note that the goodwill was allocated to ClientConnect Ltd. and Conduit Initiatives pursuant to the spin-off on December 31, 2013. Please tell us what consideration you have given to reassessing your goodwill allocated to ClientConnect Ltd. for impairment for the fiscal year ended December 31, 2013. Refer to ASC 350-20-35-3C and ASC 350-20-35-48.

Response

The Company respectfully advises the Staff that, pursuant to ASC 350-20, management considered whether, an impairment of the goodwill should take place at the separate level of each of the ClientConnect business and the Conduit Initiatives business pursuant to the spin-off on December 31, 2013. ClientConnect historically performs its annual impairment test at December 31 of every fiscal year as well. Pursuant to ClientConnect's analysis, the fair value of each unit was higher than the carrying value and accordingly no impairment was required. The underlying fair value of the ClientConnect unit was determined to be approximately $643 million based on the consideration to be paid in the form of ordinary shares of the Company in respect of the reverse acquisition consummated in January 2014, as further described in Note 1(b) of the financial statements, while the carrying value of the ClientConnect unit at December 31, 2013 was $10 million.

It should be noted that the underlying fair value of ClientConnect determined is in line with the objective valuations performed for each of Conduit and the Company in respect of the fairness opinions obtained in respect of the Conduit Split and the ClientConnect Acquisition.

Revenue recognition, page F-14

15.
We note that your revenue from third-party search services providers are generated primarily from monthly transaction volume-based fees. We also note that revenue from advertising networks are generated based on the number of clicks on the linked advertisements. Please tell us when you recognize these revenues. For example, if revenue is recognized upon receiving periodic statements from the search service providers, please tell us how often you receive the statements (i.e., monthly, quarterly, etc.) and whether the report is received in the period in which the revenue was earned. In this regard, if you estimate the revenue, please tell us how you estimate the revenue and whether you have had to subsequently record adjustments to revenue.

Response

The Company respectfully advises the Staff that revenues from third party search service providers and advertising networks are based on receipt of monthly reports of the Company's share in the revenues generated, from searches and clicks, in a specific monthly period, received from the respective search service provider or advertising network. The Company recognizes revenues based on the monthly reports received up to 30 days following the end of each month. Since the actual reports are received on a monthly basis, the Company does not need to estimate revenues and, accordingly, has not subsequently recorded adjustments to revenues in the reported periods.

Note 8: Income Taxes, page F-26

16.
We note that Conduit currently intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Please tell us the intent of ClientConnect and how you considered disclosing this information in your filing.

Response

The Company respectfully advises the Staff that ClientConnect does not have any tax-exempt income as it is a newly incorporated entity from mid-2013, while the spinoff of ClientConnect was consummated as of December 31, 2013; accordingly, from the perspective of the Israeli Income Tax Authorities, as well as from the accounting standpoint, ClientConnect has no retained earnings. The remaining tax exempt income, in respect of Conduit, pursuant to  dividend distributions and payment of taxes during 2012 and 2013, was not transferred to ClientConnect and remained with Conduit. Since ClientConnect has no tax-exempt income as of December 31, 2013, no disclosure was required.

It should be noted that prior to the spin-off, Conduit had tax-exempt income. As detailed in Note 8 (c) (3) of the financial statements, in November 2012, a temporary order was issued by the Israeli government to grant relief of 30-60% on the amount of tax which would have been paid on tax-exempt income that would be distributable ("trapped earnings") in order to encourage companies to pay reduced taxes during the next twelve months. Pursuant to the temporary order, in December 2012 and in November 2013, Conduit released approximately $281 million  (approximately 90% of the total tax-exempt income, or "trapped earnings", out of its "Beneficiary Enterprise"), that was generated by ClientConnect and incurred additional corporate income tax of $15.7 million and $11.8 million in 2012 and 2013, respectively. Accordingly, at December 31, 2013, Conduit had only $35 million of tax exempt income remaining, which was not transferred to the ClientConnect business but remained with Conduit. The taxes incurred in 2012 and 2013 are based on the tax-exempt income that was derived historically from ClientConnect and, accordingly, such taxes on income are recorded in continuing operations.

17.
We note your disclosure on page F-28 which indicates that Conduit have not provided deferred income taxes on income attributable to Conduit’s Beneficiary Enterprise program as the undistributed tax-exempt income is essentially permanent by reinvestment. Please tell us the amount of the undistributed tax-exempt income that are considered indefinitely reinvested by ClientConnect as of December 31, 2013 and tell us what consideration you gave to providing this quantitative disclosure in your filing. Also, please tell us how you considered disclosing the amount of ClientConnect’s unrecognized deferred tax liability or include a statement that such determination is not practicable. Refer to FASB ASC 740-30-50-2.

Response

The Company respectfully advises the Staff that, as detailed in response no. 16 above, ClientConnect has no undistributed tax-exempt income that is considered indefinitely reinvested by ClientConnect as of December 31, 2013 and, accordingly, has no unrecognized deferred tax liability.

Exhibit 99.2

Unaudited Pro Forma Condensed Combined Statement of Income

18.
We note the pro forma adjustment 4(j) of $14.335 million in revenue and traffic acquisition costs. Please tell us the basis and reasons for this adjustment. If this adjustment was made to change the revenue presentation from “net” to “gross” basis, please tell us the reasons for the change and how you have considered each factor outlined in ASC 605-45 in making your determination.

Response

The Company respectfully advises the Staff that the adjustment was not made to change the revenue presentation from "net" to "gross" basis but rather to eliminate inter-company transactions between the Company and ClientConnect, as the pro forma assumption is to give effect to the ClientConnect Acquisition as if it had been consummated on January 1, 2013 and the acquirer and acquiree were operated as one group. Therefore, all inter-company transactions prior to the actual acquisition date are supposed to be eliminated. The purpose of adjustments 4(g) and 4(j) to the pro forma financial data is to eliminate intercompany transactions and to present only the traffic acquisition costs incurred on a group level in the amount of $14,335.  ClientConnect's historical financial statements reflect the purchases made from the Company in the amount of $18,014, which are eliminated in adjustments 4(g). The accounting by the Company with respect to this transaction is disclosed in Note 2(i) to the Company's consolidated financial statements. Adjustment 4(j) reflects the traffic acquisition cost incurred outside the group in the amount of $14,335 and conform the presentation of the traffic acquisition cost to ClientConnect's presentation.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-769-6157, if you have any questions or require additional information.

Sincerely, /s/ Yacov Kaufman Yacov Kaufman Chief Financial Officer

cc:	Limor Gershoni Levy, Senior VP and General Counsel
Richard H. Gilden, Kramer Levin Nafalis & Frankel LLP
Adam M. Klein, Goldfarb Seligman & Co.